UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of Auditor

On March 18, 2026, Big Tree Cloud Holdings Limited (the “Company”) appointed HTL International, LLC (“HTL”) as its independent registered public accounting firm, effective on March 19, 2026. HTL replaces Audit Alliance LLP (“Audit Alliance”), the former independent registered public accounting firm, which the Company dismissed on March 18, 2026. The appointment of HTL was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Audit Alliance on the consolidated financial statements of the Company as of June 30, 2025 and 2024 and for the fiscal years ended June 30, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through March 18, 2026, there were no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through March 18, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2025.

The Company has provided Audit Alliance with a copy of the above disclosure and requested that Audit Alliance furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Audit Alliance’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor someone on behalf of the Company, has consulted HTL regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Audit Alliance LLP to the U.S. Securities and Exchange Commission dated March 18, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2026

Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

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